Exhibit 99.1

STUDIO CITY FINANCE LIMITED

DISCLOSURE PURSUANT TO RULE 324(1) OF THE LISTING MANUAL

OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

Pursuant to Rule 324(1) of the Listing Manual of the Singapore Exchange Securities trading Limited, Studio City Finance Limited (the “Company”) announces that after a series of repurchases by the Company since the Company’s announcement dated August 20, 2024, the Company has repurchased an aggregate principal amount of US$37,567,000 of its outstanding 6.000% Senior Notes due 2025 (the “Notes” and such notes which have been repurchased as described herein, the “Repurchased Notes”), representing approximately 7.5% of the aggregate principal amount of the Notes at the time of the initial listing. The Company has cancelled all of the Repurchased Notes.

The details of the Notes repurchased are as follows:

Regulation S Notes

ISIN Code:	USG85381AE48

Common Code:	220187004

CUSIP:	G85381 AE4

Date(s) of repurchase:	September 5, September 13 and December 11, 2024

This announcement is not an offer to purchase, subscribe for or sell any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

By: Studio City Finance Limited, as Issuer

Dated: December 12, 2024